SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 1-11976

[ ] Form 10-K and Form 10-KSB [ ]  Form 11-K  [ ] Form 20-F [ x ]
Form 10-Q and Form 10-QSB  [ ]   Form N-SAR

For Period Ended: June 30, 2000
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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Full Name of Registrant:  Unapix Entertainment, Inc.

Former Name, if Applicable:

Address of Principal Executive Office: 200 Madison Avenue

City, State and Zip Code:  New York, New York 10016

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.




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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,
20-F, 10-Q or 10-QSB or portion thereof could not be filed within the prescribed time period.

The Company decided to discontinue two operations which requires additional calculations and valuations to be made in arriving at amounts to be reported for the quarter ended June 30, 2000. This, together with a recent changeover in accounting personnel has caused a delay in filing the quarterly report.

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Part IV - Other Information

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(1)   Name and telephone number of person to contact in regard to this information:

(Name)               (Area Code)   (Telephone Number)
Cheryl Freeman          818             981-8592


(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Act of 1934) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
     been filed?                                           [x]  Yes   [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                       [x]  Yes  [ ]   No

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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Part III above

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                          Unapix Entertainment, Inc.

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                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2000                          By: /s/ Cheryl A. Freeman
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                                                Cheryl A. Freeman
                                                Chief Financial Officer